June 25, 2010

Carol Meyrowitz, President
The TJX Companies, Inc.
770 Cochituate Road
Framingham, MA 01701

RE: **The TJX Companies, Inc.**
  Form 10-K for Fiscal Year Ended January 30, 2010 and filed March 30, 2010
  File No.: 1-04908

Dear Ms. Meyrowitz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended January 30, 2010

Item 15. Exhibits and Financial Statement Schedules

1. We note your response to comment two from our letter dated May 28, 2010 and we reissue the comment. The fact that Exhibit 10.1, the Revolving Credit Facility, has terminated and is no longer in effect is not relevant. The agreement, when filed as a material contract, should have been filed in its entirety pursuant to Item 601 of Regulation S-K. With respect to Exhibit 10.1 to the Form 8-K filed

April 10, 2009, we note the reference to Exhibit A in section (c) of this exhibit. Please confirm that you will file these exhibits in their entirety with your next Exchange Act report.

Schedule 14A

Executive Compensation Committee, page 8

2. We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

Fiscal 2910 Compensation, page 18

Fiscal 2010 Special Bonuses, page 20

3. We note that the Management Incentive Plan for Mr. Sweetenham is based in part upon the TJX Europe target, which is a reportable segment. We also note the performance based restricted stock awards granted in 2009 with adjusted pre-tax income targets. The company, however, has not provided quantitative disclosure of these targets. In future filings, please disclose the specific performance targets used to determine incentive amounts, or provide in your response letter a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that you will disclose the performance targets in future filings, please provide us with your proposed draft disclosure.

Please contact Susann Reilly at (202) 551-3236 or Pam Howell at (202) 551-13357 with any other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Carol Meyrowitz, President
        Via facsimile to (508) 390-2199